FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 20, 2004

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

  The following documentation is being submitted herewith:

          Press Release dated April 20, 2004.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President

Date:  April 20, 2004

PRESS RELEASE

PARAMOUNT ENERGY TRUST ANNOUNCES APRIL 2004 DISTRIBUTION, REVIEWS GAS OVER BITUMEN ISSUE AND UPDATES 2004 GUIDANCE

April 20, 2004  Paramount Energy Trust ("PET" or the "Trust") (TSX - PMT.UN) is pleased to confirm that its distribution to be paid on May 17, 2004 in respect of income received by PET for the month of April 2004, for Unitholders of record on April 30, 2004, will be $0.16 per Trust Unit.  The ex-distribution date is April 28, 2004.  This brings cumulative distributions paid in 2004 to $0.68 per Trust Unit and from inception of the Trust to-date to $3.564 per Trust Unit.  It is expected that this level of monthly distribution will be sustainable for the foreseeable future assuming:

1.

the current forward market for natural gas prices;

2.

the full shut-in of additional volumes of gas due to the gas over bitumen issue as recommended by the Alberta Energy and Utilities Board ("AEUB") Staff Submission Group ("SSG"); and

3.

compensation for such shut-in, other than the temporary financial assistance program presently in place, is delayed beyond 2004.  While this assumption establishes a base level of certainty, it is worthy of note that the Government of Alberta has indicated its intention to reach a financial solution to the gas over bitumen issue in a timely fashion.

The AEUB Interim Hearing with respect to the SSG's recommendations for the shut-in of gas in association with potentially recoverable bitumen concluded on April 1, 2004.  Approximately 16.9 MMcf/d of production net to PET was the subject of review at the hearing.  PET has an additional 4.5 MMcf/d currently shut-in as a result of GB 2003-28 issued in July 2003 which was not under review within the limited scope of the interim hearing.  An AEUB decision on the matter has yet to be released and the timing of such decision is unknown.

Additionally, as a result of an Alberta Court of Appeal decision issued February 26, 2004, 0.7 MMcf/d of production net to PET from wells approved for production in the Chard/Leismer Decision 2003-23 issued March 18, 2003 was stayed from review in the recent interim hearing.  The AEUB has initiated a separate review process and is currently developing a procedure to consider the 0.7 MMcf/d of production from PET wells previously approved for production or not required to be shut-in under the Chard/Leismer Decision.

With the interim hearing proceedings now complete, PET plans to pursue the Appeal of GB 2003-28, pursuant to the Leave application which was granted by the Alberta Court of Appeal on January 28, 2004.  The schedule for the Court to hear the Appeal Application is yet to be determined.

The following is a summary of the potential production impact to PET as a result of the gas over bitumen issue:

Date	Description	Production Impact (Net to Pet - MMcf/d)
June 3, 2003	GB 2003-16 Proposed Policy recommending August 1, 2003 shut-in	44 MMcf/d
July 22, 2003

GB 2003-28 Actual Policy and Shut-in Order 03-001 with September 1, 2003 shut-in

Exempted gas (gas production interpreted by PET to be non-associated with potentially recoverable bitumen)

Non-exempted gas

44 MMcf/d 35.5 MMcf/d remains on production 8.5 MMcf/d shut-in
January 2004	Zone isolation workovers to justify further exemptions and collect technical data	4 MMcf/d brought back on-stream from the 8.5 MMcf/d shut-in September 1, 2003 4.5 MMcf/d remains shut-in
January 26, 2004	SSG recommendations Legend, Chard and scattered other zones not recommended for shut-in	Wells with 24.1 MMcf/d net to PET have at least one zone identified for shut-in 19.9 MMcf/d recommended for continued production
February 2004	Zone isolation workovers to segregate SSG - classified non-associated zones where economically justified	2.0 MMcf/d of non-associated gas isolated from gas recommended for shut-in by SSG
February 26, 2004	Chard/Leismer decision wells stayed from GB 2003-28	0.7 MMcf/d removed from interim hearing
March 10 to April 1, 2004	Interim hearing	Decision pending Maximum additional shut-in 16.9 MMcf/d for a total of 21.4 MMcf/d including current shut-in

As a result of the efforts of PET and others the initial damage to the Trust which would have resulted from the proposed policy issued June 3, 2003 in GB 2003-16 has been successfully mitigated to some degree, resulting in over $40 million of net cash flow to PET salvaged to the end of the first quarter of 2004.  PET will continue to aggressively pursue all avenues to preserve its asset base and Unitholder value affected by this regulatory issue.

PET is also pleased to provide an update to its guidance with respect to the 2004 fiscal year given the Trust's better than anticipated first quarter performance due to production gains from the excellent results of its winter capital program, the acquisition at Marten Hills and very strong natural gas prices.

2004 Annual Guidance	$MM, except as noted

Natural Gas Production (MMcf/d)	80
PET Gas Price ($/Mcf)	$6.00
Revenue	175
Cash Flow	100
Cash Flow per Trust Unit ($/Unit)	$2.20
Distributions per Trust Unit ($/Unit)	$1.96
Capital Expenditures (including completed acquisitions)	48
Net Debt	86

This updated guidance includes the assumption of the maximum shut-in of additional gas with respect to the gas over bitumen issue and no incremental financial assistance for shut-in gas beyond the $0.60 per Mcf of foregone production currently being allocated to affected gas producers in the form of a royalty adjustment.  The guidance also reflects the current forward market for natural gas prices; PET's current hedging activity and gas sales contracts.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

This news release contains forward-looking information.  Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance.  Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, regulatory changes, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.  There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust

Suite 500, 630 - 4 Avenue SW, Calgary, Alberta  T2P 0J9

Telephone:  403 269-4400      Fax:  403 269-6336      Email:  info@paramountenergy.com

Susan L. Riddell Rose, President and Chief Operating Officer Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer Gary C. Jackson, Vice President, Land, Legal and Acquisitions